EXHIBIT 99.1

ASSURED GUARANTY CORP.

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars except per share and share amounts)

(Unaudited)

	March 31,	December 31,
	2007	2006

Assets
Fixed maturity securities, at fair value (amortized cost: $1,175,696 in 2007 and $1,159,822 in 2006)	$1,215,075	$1,202,417
Short-term investments, at cost which approximates fair value	30,285	47,279

Total investments	1,245,360	1,249,696
Cash and cash equivalents	3,031	1,458
Accrued investment income	15,310	15,100
Deferred acquisition costs	70,144	70,307
Prepaid reinsurance premiums	82,476	73,875
Reinsurance recoverable on ceded losses	8,772	8,826
Premiums receivable	31,080	29,705
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	34,689	38,781
Other assets	16,428	14,390

Total assets	$1,592,707	$1,587,555

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$279,590	$266,800
Reserves for losses and loss adjustment expenses	63,024	65,388
Profit commissions payable	3,683	3,683
Reinsurance balances payable	14,878	25,668
Deferred income taxes	35,952	40,201
Current income taxes payable	18,310	13,203
Funds held by Company under reinsurance contracts	5,583	5,537
Unrealized losses on derivative financial instruments	7,699	5,862
Liability for tax-basis step-up adjustment	10,453	14,990
Other liabilities	19,382	28,895

Total liabilities	458,554	470,227

Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2007 and 2006)	—	—
Common stock ($720.00 par value, 200,000 shares authorized; 20,834 shares issued and outstanding in 2007 and 2006)	15,000	15,000
Additional paid-in capital	380,272	380,176
Retained earnings	711,669	692,760
Accumulated other comprehensive income	27,212	29,392

Total shareholder’s equity	1,134,153	1,117,328

Total liabilities and shareholder’s equity	$1,592,707	$1,587,555

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2007	2006

Revenues
Gross written premiums	$49,421	$31,091
Ceded premiums	(17,672)	(6,514)

Net written premiums	31,749	24,577
(Increase) decrease in net unearned premium reserves	(4,175)	1,616

Net earned premiums	27,574	26,193
Net investment income	15,656	12,726
Net realized investment losses	(112)	(1,146)
Unrealized (losses) gains on derivative financial instruments	(5,929)	720

Total revenues	37,189	38,493

Expenses
Loss and loss adjustment expenses	(6,876)	2,045
Profit commission expense	—	(447)
Acquisition costs	3,872	4,962
Other operating expenses	11,633	10,440
Interest expense	111	—
Other expense	601	614

Total expenses	9,341	17,614

Income before provision for income taxes	27,848	20,879
Provision (benefit) for income taxes
Current	9,704	3,556
Deferred	(3,255)	1,021

Total provision for income taxes	6,449	4,577

Net income	21,399	16,302
Other comprehensive loss, net of taxes
Unrealized holding losses on fixed maturity securities arising during the period	(2,279)	(7,956)
Reclassification adjustment for realized losses included in net income	73	745

Change in net unrealized gains on fixed maturity securities	(2,206)	(7,211)
Change in cumulative translation adjustment	26	163

Other comprehensive loss, net of taxes	(2,180)	(7,048)

Comprehensive income	$19,219	$9,254

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For the Three Months Ended March 31, 2007
(in thousands of U.S. dollars)

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity

Balance, December 31, 2006	$—	$15,000	$380,176	$692,760	$29,392	$1,117,328
Cumulative effect of FIN 48 adoption	—	—	—	(2,490)	—	(2,490)
Net income	—	—	—	21,399	—	21,399
Tax benefit for stock options exercised	—	—	96	—	—	96
Change in cumulative translation adjustment	—	—	—	—	26	26
Unrealized loss on fixed maturity securities, net of tax of $(1,006)	—	—	—	—	(2,206)	(2,206)

Balance, March 31, 2007	$—	$15,000	$380,272	$711,669	$27,212	$1,134,153

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2007	2006

Operating activities
Net income	$21,399	$16,302
Adjustments to reconcile net income to net cash flows provided by operating activities:
Non-cash operating expenses	3,613	2,299
Net amortization of premium on fixed maturity securities	96	996
(Benefit) provision for deferred income taxes	(3,255)	1,021
Net realized investment losses	112	1,146
Change in unrealized losses (gains) on derivative financial instruments	5,929	(720)
Change in deferred acquisition costs	163	(1,857)
Change in accrued investment income	(210)	19
Change in premiums receivable	(1,375)	(10,874)
Change in prepaid reinsurance premiums	(8,601)	(901)
Change in unearned premium reserves	12,790	(711)
Change in reserves for losses and loss adjustment expenses, net	(12,973)	4,497
Change in profit commissions payable	—	(447)
Change in funds held by Company under reinsurance contracts	46	(850)
Change in current income taxes	5,107	2,456
Change in liability for tax basis step-up adjustment	(4,537)	(186)
Other	(17,925)	2,719

Net cash flows provided by operating activities	379	14,909

Investing activities
Fixed maturity securities:
Purchases	(83,471)	(144,847)
Sales	65,434	144,378
Maturities	2,020	—
Sales (purchases) of short-term investments, net	17,105	(14,465)

Net cash flows provided by (used in) investing activities	1,088	(14,934)

Financing activities
Tax benefit for stock options exercised	96	—

Net cash flows provided by financing activities	96	—
Effect of exchange rate changes	10	7

Increase (decrease) in cash and cash equivalents	1,573	(18)
Cash and cash equivalents at beginning of period	1,458	951

Cash and cash equivalents at end of period	$3,031	$933

Supplementary cash flow information
Cash paid during the period for:
Income taxes	$4,500	$1,100
Interest	$111	$—

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements

March 31, 2007

 (Unaudited)

1.  Business and Organization

Assured Guaranty Corp. (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap transactions.  The Company’s ultimate parent is Assured Guaranty Ltd., a Bermuda-based insurance holding company, which is publicly traded on the New York Stock Exchange.

The Company has financial strength ratings of AAA, AAA and Aa1 as of March 31, 2007 from Standard & Poor’s Inc., a Division of The McGraw-Hill Companies, Inc., Fitch Ratings, and Moody’s Investors Service, respectively, and is licensed in 51 jurisdictions. The Company owns 100% of Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities.  A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults.  This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and financial guaranty assumed reinsurance portfolio on a unified process and procedure basis.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 9.

2.  Basis of Presentation

The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and, in the opinion of management, reflect all adjustments, necessary for a fair presentation of the Company’s financial condition, results of operations and cash flows for the periods presented.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended March 31, 2007 (“First Quarter 2007”) and the three-month period ended March 31, 2006 (“First Quarter 2006”). Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year.  Certain items in the prior year unaudited interim consolidated financial statements have been reclassified to conform with the current period presentation. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. (“Assured Guaranty”) as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

The Company is subject to U.S. income tax.  The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting for Income Taxes”.  The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its derivative financial instruments.  A discrete calculation of the provision is calculated for each interim period.

3.  Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”), which amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), and addresses issues raised in FAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of FAS 155 are: (i) with respect to FAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to FAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Company is January 1, 2007. In particular, FAS 155 affects the Company’s determination of which transactions are derivative or non-derivative in nature.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, since the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company plans to adopt FAS 157 at the beginning of 2008. The Company is currently evaluating the impact, if any, that FAS 157 will have on its results of operations or financial position.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“FAS 159”). FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption of FAS 159 is permitted, but we do not intend to early adopt.  The Company is currently evaluating the impact, if any, that FAS 159 will have on its results of operations or financial position.

4.  Analysis Of Premiums Written, Premiums Earned And Loss And Loss Adjustment Expenses

In order to limit its exposure on assumed risks, the Company at the time of the initial public offering (“IPO”) entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE Limited (“ACE”), the Company’s former parent, to cede a portion of the risk underwritten by the Company, prior to the IPO. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded amounts were as follows:

	Three Months Ended March 31,
	2007	2006
	(in thousands of U.S. dollars)

Premiums Written
Direct	$45,923	$24,901
Assumed	3,498	6,190
Ceded	(17,672)	(6,514)

Net	$31,749	$24,577

Premiums Earned
Direct	$25,640	$15,539
Assumed	11,005	15,861
Ceded	(9,071)	(5,207)

Net	$27,574	$26,193

Loss and Loss Adjustment Expenses
Direct	$1,004	$(82)
Assumed	(7,857)	3,124
Ceded	(23)	(997)

Net	$(6,876)	$2,045

Reinsurance recoverable on ceded losses and loss and loss adjustment expenses was $8.8 million as of March 31, 2007 and December 31, 2006.

5.  Commitments and Contingencies

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

The Company is party to reinsurance agreements with all of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

6.  Credit Facilities

$300.0 million Credit Facility

On November 6, 2006, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million five-year unsecured revolving credit facility (the “$300.0 million credit facility”) with a syndicate of banks.  Under the $300.0 million credit facility, each of the Company, AG (UK), Assured Guaranty Re Ltd. (“AG Re”), Assured Guaranty Re Overseas Ltd. (“AGRO”) and Assured Guaranty Ltd. are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

Of the $300.0 million available to be borrowed, no more than $100.0 million may be borrowed by Assured Guaranty Ltd., AG Re or AGRO, individually or in the aggregate, and no more than $20.0 million may be borrowed by AG (UK).  The stated amount of all outstanding letters of credit and the amount of all unpaid drawings in respect of all letters of credit cannot, in the aggregate, exceed $100.0 million.

The $300.0 million credit facility also provides that Assured Guaranty Ltd. may request that the commitment of the banks be increased an additional $100.0 million up to a maximum aggregate amount of $400.0 million.  Any such incremental commitment increase is subject to certain conditions provided in the agreement and must be for at least $25.0 million.

The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility and (iv) Each of AG Re and AGRO guarantees the other as well as Assured Guaranty Ltd.

The $300.0 million credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of seventy-five percent (75%) of the Consolidated Net Worth of Assured Guaranty Ltd. as of the most recent fiscal quarter of Assured Guaranty Ltd. prior to November 6, 2006 and (b) maintain a maximum debt-to-capital ratio of 30%.  In addition, the $300.0 million credit facility requires that the Company maintain qualified statutory capital of at least 75% of its statutory capital as of the fiscal quarter prior to November 6, 2006.  Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions.  Most of these restrictions are subject to certain minimum thresholds and exceptions.  The $300.0 million credit facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.  A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of March 31, 2007 and December 31, 2006, Assured Guaranty was in compliance with all of those financial covenants.

As of March 31, 2007 and December 31, 2006, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

Letters of Credit for a total aggregate stated amount of approximately $64.2 million and $19.6 million, remain outstanding as of March 31, 2007 and December 31, 2006, respectively.

Non-Recourse Credit Facility

The Company is also party to a non-recourse credit facility with a syndicate of banks which provides up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company’s claims paying resources. The facility expires in December 2010.  As of March 31, 2007 and December 31, 2006, no amounts were outstanding under this facility nor have there been any borrowings under the life of this facility.

The Company’s failure to comply with certain covenants under the Company’s credit facilities could, subject to grace periods in the case of certain covenants, result in an event of default.  This could require the Company to repay any outstanding borrowings in an accelerated manner.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company.  The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option.  If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims.  The put options have not been exercised through March 31, 2007.  Initially, all of the CCS Securities were issued to a special purpose pass-through trust (the “Pass-Through Trust”).  The Pass-Through Trust is a statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements.  Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in the Company’s financial statements.

During both First Quarter 2007 and First Quarter 2006, the Company incurred $0.6 million of put option premiums which are an on-going expense. These expenses are presented in the Company’s unaudited interim consolidated statements of operations and comprehensive income under other expense.

7. Share-Based Compensation

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Share-based compensation expense in First Quarter 2007 and First Quarter 2006 was $2.6 million ($1.7 million after tax) and $1.5 million ($1.0 million after tax), respectively.  First Quarter 2007 and First Quarter 2006 expense included $1.2 million and $0.2 million, respectively, for stock award grants to retirement-eligible employees.

8.  Income Taxes

Adoption of FIN 48

Assured Guaranty Corp. (“AGC”) and its U.K. subsidiary are subject to income taxes imposed by U.S. and U.K. authorities and file applicable tax returns.

The Internal Revenue Service (“IRS”) has completed audits of AGC’s federal tax returns for taxable years though 2001.  The IRS is currently reviewing tax years 2002 through the date of the IPO.  The Company is indemnified by ACE for any potential tax liability associated with the tax examination as it relates to years prior to the IPO.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007.  As a result of the adoption of FIN 48, the Company recorded a liability for unrecognized tax benefits and reduced retained earnings by $2.5 million.  The total liability for unrecognized tax benefits as of January 1, 2007 was $2.5 million.  This entire amount, if recognized, would affect the effective tax rate.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  As of the date of adoption, the Company has accrued $0.9 million in interest and penalties.

Liability For Tax Basis Step-Up Adjustment

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a “Section 338 (h)(10)” election that has the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15 year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimated that, as of the IPO date, it was obligated to pay $20.9 million to AFS and accordingly established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million.  The Company has paid ACE and correspondingly reduced its liability by $4.5 million and $0.2 million in First Quarter 2007 and First Quarter 2006, respectively.

9.  Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes lines of business in which the Company is no longer active.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2006, the Company implemented a new operating expense allocation methodology to more closely allocate expenses to the individual operating segments. This new methodology was based on a comprehensive study and is based on departmental time estimates and headcount. Management uses underwriting gains and losses as the primary measure of each segment’s financial performance.

The following tables summarize the components of underwriting gain for each reporting segment:

	Three Months Ended March 31, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
		(in millions of U.S. dollars)
Gross written premiums	$45.9	$3.4	$0.1	$49.4
Net written premiums	28.7	3.0	—	31.7
Net earned premiums	17.4	10.2	—	27.6
Loss and loss adjustment expenses	0.9	(7.8)	—	(6.9)
Profit commission expense	—	—	—	—
Acquisition costs	0.4	3.5	—	3.9
Other operating expenses	10.4	1.2	—	11.6

Underwriting gain	$5.7	$13.2	$—	18.9

	Three Months Ended March 31, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
		(in millions of U.S. dollars)
Gross written premiums	$26.3	$4.5	$0.3	$31.1
Net written premiums	20.1	4.5	—	24.6
Net earned premiums	13.8	12.3	—	26.2
Loss and loss adjustment expenses	(0.4)	2.5	—	2.0
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	0.8	4.2	—	5.0
Other operating expenses	9.5	0.9	—	10.4

Underwriting gain	$3.9	$5.2	$—	$9.1

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the periods ended:

	Three Months Ended March 31,
	2007	2006
	(in millions of U.S. dollars)

Total underwriting gain	$18.9	$9.1
Net investment income	15.7	12.7
Net realized investment losses	(0.1)	(1.1)
Unrealized (losses) gains on derivative financial instruments	(5.9)	0.7
Interest expense	(0.1)	—
Other expense	(0.6)	(0.6)

Income before provision for income taxes	$27.8	$20.9